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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                            Laboratorio Chile S.A.
                      (Name of Subject Company (Issuer))

                              IVAX Holdings C.I.
                         a wholly-owned subsidiary of
                               IVAX Corporation
                      (Name of Filing Persons (Offerors))

                          American Depositary Shares
                 (Each Representing 20 Shares of Common Stock)
                          Common Stock, no par value
                       (Titles of Classes of Securities)

                    (50540H104) American Depositary Shares
                           (P6121Q106) Common Stock
                   (CUSIP Numbers of Classes of Securities)

                          Adrienne Fauz Cornejo, Esq.
                           Associate General Counsel
                               IVAX Corporation
                            4400 Biscayne Boulevard
                             Miami, Florida 33137
                                (305) 575-6000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                      and Communications on Behalf of the
                          Person(s) Filing Statement)


                                  COPIES TO:

                                                     Jose Maria Eyzaguirre, Esq.
      Laurie Green, Esq.                             Matias de Marchena, Esq.
      Kara L. MacCullough, Esq.                      Claro y Cia.
      Akerman, Senterfitt & Eidson, P.A.             Apoquindo 3721 - 13th Floor
      SunTrust International Center, 28th Floor      P.O. Box 1867
      One Southeast Third Avenue                     Postal Code 6760352
      Miami, Florida 33131-1714                      Santiago Chile
      (305) 374-5600                                 (56-2) 367 30 00
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                         CALCULATION OF FILING FEE(1)
================================================================================
        TRANSACTION VALUATION                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

             $80,233,925                              $16,046.79(2)

================================================================================

(1) The filing fee has been calculated pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based upon U.S. $25.00 per American Depositary Share ("ADS") with respect to 3,209,357 outstanding ADSs as of April 30, 2001. The number of outstanding ADSs is based upon information provided to the bidder by Laboratorio Chile S.A. ("LabChile"). Based upon information provided to the bidder by LabChile, there are no shares of common stock, no par value (the "Shares"), excluding Shares represented by ADSs, held by U.S. holders, as defined in Rule 14d-1(d) under the Exchange Act. Therefore, no fee is being paid with respect to the acquisition of Shares.

(2)     The filing fee was paid on May 31, 2001, when the Schedule TO was filed.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

        Amount Previously Paid:   N/A               Filing Party: N/A
        Form or Registration No.: N/A               Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]   third-party tender offer subject to Rule 14d-1.

        [_]   issuer tender offer subject to Rule 13e-4.

        [_]   going-private transaction subject to Rule 13e-3.

        [_]   amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Amendment No. 6 to the Tender Offer Statement on Schedule TO, filed initially on May 31, 2001, (the "Schedule TO") relates to an offer by IVAX Holdings C.I. ("Purchaser"), a Cayman Islands company and a wholly-owned subsidiary of IVAX Corporation, a Florida corporation ("IVAX"), to purchase all outstanding American Depositary Shares (the "ADSs") of Laboratorio Chile S.A. ("LabChile") and all shares of common stock, no par value (the "Shares") of LabChile held by U.S. holders within the meaning of Rule 14d-1(d) of the Exchange Act, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated May 31, 2001 (the "Offer to Purchase"), and in the related ADS Letter of Transmittal and Form of Acceptance, copies of which are attached to the Schedule TO as Exhibits (a)(1), (a)(2) and (a)(8) (which are collectively referred to as the "U.S. Offer Documents"). Each ADS represents 20 Shares.



        The information in the U.S. Offer Documents, including the Schedules thereto, are hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, except as otherwise set forth below.


        The Purchaser and IVAX hereby amend and supplement the Schedule To as follows:


ITEM 1.    SUMMARY TERM SHEET

        Item 1 of the Schedule TO is hereby amended and supplemented by deleting in their entirety the paragraphs captioned "How much is the Purchaser offering to pay, what is the form of payment and will I have to pay any fees or commissions?" and "Will the Offers be followed by a merger?" in the section entitled "Summary Term Sheet" of the Offer to Purchase and replacing such paragraphs with the following paragraphs:

"How much is the Purchaser offering to pay, what is the form of payment and will I have to pay any fees or commissions?

The Purchaser is offering to pay $1.25 per Share and $25.00 per ADS net to you, in cash, without any interest (such price or any higher price paid pursuant to the Offers, the "Offer Price"). The purchase price for the ADSs accepted for payment pursuant to the U.S. Offer will be paid in U.S. dollars. The purchase price for the Shares accepted for payment pursuant to the U.S. Offer or the Chilean Offer will be paid in Chilean pesos, calculated at the "dolar observado" or "Observed Exchange Rate" for the Expiration Date. If you are the record owner of Shares or ADSs and you tender your Shares or ADSs to the Purchaser in the U.S. Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares or ADSs through a broker or other nominee, and your broker tenders your Shares or ADSs on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen to any Shares remaining after the Offers?

The Purchaser is seeking 100% of the Shares, including Shares represented by ADSs, in the Offers. However, there may be Shares that remain outstanding following the completion of the Offers. The Purchaser does not have any present plans to effect a merger following the completion of the Offers. However, Chilean law requires the Purchaser to launch a subsequent tender offer if the Purchaser purchases more than 66 2/3% of the Shares (including Shares represented by ADSs) in the Offers. If required by Chilean law, the Purchaser intends to launch such a subsequent tender offer for any remaining Shares in Chile. If there are any holders of ADSs or any U.S. holders of Shares in the United States, the Purchaser will also extend the tender offer into the United States. Depending on the number of remaining holders of ADSs and U.S. holders of Shares, the subsequent tender offer in the United States may be exempt from certain provisions of the U.S. tender offer rules. In such case, the tender offer would comply with the Chilean tender offer rules, which as described under "What is the difference between the Chilean Offer and the U.S. Offer," differ in certain respects from the U.S. tender offer rules. Although the new law is subject to different interpretations and there are no well established precedents, IVAX believes that the price offered in any subsequent tender offer will be the same U.S. dollar price paid in the Offers."


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Item 6 of the Schedule TO is hereby amended and supplemented by deleting in its entirety the second paragraph under the section captioned "12. Purpose of the Offers; Plans for the Company; Other Agreements" of the Offer to Purchase and replacing such paragraph with the following paragraph:

        "A new tender offer law in Chile was enacted on December 20, 2000. The law requires any person, after acquiring control of 66 2/3% or more of the voting power, to commence a subsequent tender offer for all remaining shares of the company within 30 days following the acquisition of such control. If required by Chilean law, the Purchaser intends to launch such a subsequent tender offer in Chile. If there are any holders of ADSs or any U.S. holders of Shares in the United States, the Purchaser will also extend the tender offer into the United States. Depending on the number of remaining holders of ADSs and U.S. holders of Shares, the subsequent tender offer in the United States may be exempt from certain provisions of the U.S. tender offer rules. In such case, the tender offer would comply with the Chilean tender offer rules, which as described under "What is the difference between the Chilean Offer and the U.S. Offer," differ in certain respects from the U.S. tender offer rules. Although the new law is subject to different interpretations and there are no well established precedents, IVAX believes that the price offered in any subsequent tender offer will be the same U.S. dollar price paid in the Offers. Chilean law also provides that if the acquiring person fails to commence a subsequent tender offer, holders of remaining shares would be entitled to the statutory appraisal rights."


ITEM 12. EXHIBITS

     (a)(17) Press Release, dated June 22, 2001, issued by IVAX corporation.

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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule TO is true, complete and correct.


                                        IVAX Corporation

June 25, 2001                            By: /s/ Neil Flanzraich
                                           ---------------------------------
                                         Neil Flanzraich
                                         Vice Chairman and President


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule TO is true, complete and correct.

                                        IVAX Holdings C.I.

June 25, 2001                            By: /s/ Neil Flanzraich
                                           ---------------------------------
                                         Neil Flanzraich
                                         President


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                                 Exhibit Index

Exhibit No.                   Description
-----------                   -----------
99.(A)(17)                    Press Release, dated June 22, 2001, issued by
                              IVAX Corporation